# SEC Schedule 13D/A (Amendment No. 17) — Beneficial ownership report by holders of more than 5% of a class

Issuer: CF BANKSHARES INC., CIK 0001070680
CUSIP: 12520L109
Title of class of securities: Common Stock, par value $0.01 per share
Address of issuer's principal executive offices: 4960 E. Dublin Granville Road, Suite #400, Columbus, Ohio (OH), 43081
Date of event which requires filing of this statement: 10/06/2025
Filed by CIK 0001746800
Persons authorized to receive notices and communications: Deborah Sykes, 11682 El Camino Real, Suite 320, San Diego, California (CA), 92130, 858-756-8300

## Reporting persons
- CASTLE CREEK CAPITAL PARTNERS VII, LP (CIK 0001746800): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); source of funds: working capital (WC); sole voting power 0; shared voting power 537,600; sole dispositive power 0; shared dispositive power 537,600; aggregate amount beneficially owned 537,600 (8.4% of the class)
  Comment: (1) The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.
- CASTLE CREEK CAPITAL VII LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF), working capital (WC); sole voting power 0; shared voting power 537,600; sole dispositive power 0; shared dispositive power 537,600; aggregate amount beneficially owned 537,600 (8.4% of the class)
  Comment: (1) The information set forth in Item 5 of this statement on Schedule 13D is incorporated herein by reference.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.01 per share
Name of issuer: CF BANKSHARES INC.
Address of issuer's principal executive offices: 4960 E. Dublin Granville Road, Suite #400, Columbus, Ohio (OH), 43081
Comment: This Amendment No. 17 to Schedule 13D (this "Amendment No. 17") amends and supplements the Schedule 13D filed on December 24, 2019 (the "Original Schedule 13D", and as amended by Amendment No. 1 filed on March 31, 2020, Amendment No. 2 filed on June 1, 2020, Amendment No. 3 filed on November 26, 2024, Amendment No. 4 filed on December 3, 2024, Amendment No. 5 filed on December 12, 2024, Amendment No. 6 filed on May 14, 2025, Amendment No. 7 filed on May 22, 2025, Amendment No. 8 filed on July 3, 2025, Amendment No. 9 filed on July 10, 2025, Amendment No. 10 filed on July 23, 2025, Amendment No. 11 filed on August 15, 2025, Amendment No. 12 filed on August 26, 2025, Amendment No. 13 filed on August 29, 2025, Amendment No. 14 filed on September 8, 2025, Amendment No. 15 filed on September 10, 2025 and Amendment No. 16 filed on September 23, 2025, the "Schedule 13D") with the U.S. Securities and Exchange Commission (the "SEC"), relating to the shares of common stock, par value $0.01 per share ("Voting Common Stock"), of CF Bankshares Inc. (formerly known as Central Federal Corporation) (the "Issuer" or the "Company"). Unless specifically amended hereby, the disclosures set forth in the Schedule 13D remain unchanged. Capitalized terms used in this Amendment No. 17 that are not otherwise defined herein have the meanings attributed to them in the Original Schedule 13D.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 of the Schedule 13D is hereby amended and supplemented by adding the following:

Between September 23, 2025 and October 6, 2025 (inclusive), Castle Creek Capital Partners VII, LP ("Fund VII") sold an aggregate of 70,621 shares of Voting Common Stock for proceeds of $1,714,153.61, which represents an amount net of commissions and fees, in various open-market transactions. Following such transactions, Fund VII owns 537,600 shares of Voting Common Stock.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) and (b) of the Schedule 13D is hereby amended and supplemented as follows:

Fund VII owns 537,600 shares of the Voting Common Stock, which represents approximately 8.4%* of the Voting Common Stock.

*This calculation is based on 6,370,807 shares of Voting Common Stock of the Company outstanding, which was calculated based on (i) 5,772,207 shares of Voting Common Stock outstanding as of August 4, 2025, as reported in the Company's Quarterly Report on Form 10-Q filed with the SEC on August 8, 2025, and (ii) increased by the 598,600 shares of Voting Common Stock issued to Fund VII upon conversion of an equal number of shares of Non-Voting Common Stock between August 29, 2025 and October 3, 2025, inclusive.
Number of shares as to which each person has sole or shared power to vote or dispose: Fund VII has shared power to vote or direct the vote and shared power to dispose or direct the disposition of the 537,600 shares of Voting Common Stock described above with CCC VII. CCC VII disclaims beneficial ownership of the Voting Common Stock beneficially owned by Fund VII, except to the extent of its pecuniary interest therein.
Transactions in the class effected during the past sixty days:
Item 5(c) of the Schedule 13D is hereby amended and supplemented as follows:

Except as previously disclosed in the Schedule 13D, Fund VII has engaged in the following open market, broker-assisted transactions with respect to the Voting Common Stock during the last 60 days through the date of the event which requires filing of this Schedule 13D:

(i) 28,411 shares of Voting Common Stock sold on September 23, 2025 at a weighted average price of $24.53 per share (in multiple open market, broker-assisted transactions ranging from $24.50 to $24.98 per share, inclusive); (ii) 5,163 shares of Voting Common Stock sold on September 24, 2025 at a weighted average price of $24.35 per share (in multiple open market, broker-assisted transactions ranging from $24.30 to $24.63 per share, inclusive); (iii) 914 shares of Voting Common Stock sold on September 25, 2025 at a weighted average price of $24.30 per share (in multiple open market, broker-assisted transactions ranging from $24.30 to $24.32 per share, inclusive); (iv) 9,336 shares of Voting Common Stock sold on September 26, 2025 at a weighted average price of $24.31 per share (in multiple open market, broker-assisted transactions ranging from $24.30 to $24.365 per share, inclusive); (v) 5,256 shares of Voting Common Stock sold on September 29, 2025 at a weighted average price of $24.10 per share (in multiple open market, broker-assisted transactions ranging from $24.10 to $24.135 per share, inclusive); (vi) 9,743 shares of Voting Common Stock sold on September 30, 2025 at a weighted average price of $24.08 per share (in multiple open market, broker-assisted transactions ranging from $24.00 to $24.12 per share, inclusive); (vii) 200 shares of Voting Common Stock sold on October 1, 2025 at a price of $24.00 per share; (viii) 943 shares of Voting Common Stock sold on October 3, 2025 at a price of $24.00 per share; and (ix) 10,655 shares of Voting Common Stock sold on October 6, 2025 at a price of $24.00 per share.

## Signatures
- CASTLE CREEK CAPITAL PARTNERS VII, LP: /s/ Tony Scavuzzo, Tony Scavuzzo, Managing Principal (10/08/2025)
- CASTLE CREEK CAPITAL VII LLC: /s/ Tony Scavuzzo, Tony Scavuzzo, Managing Principal (10/08/2025)